


06006901

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 3/28/06

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2006
WASH. D.C. 209

SEC FILE NUMBER
8- 66797

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/05_____ AND ENDING_____12/31/05_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Telemus Investment Brokers, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

Two Towne Square,   Suite 800
_____
                    (No. and Street)

Southfield,   MI   48076
_____
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____Andrew Paultanis____   (248) 827-1800____
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
_____
            (Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,   Blue Island,   Illinois   60406
_____
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 6 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ___Andrew Paultanis_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Telemus Investment Brokers, LLC_____, as of _____December 31,____, 20_05____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Oakland Cty MI

_____
Signature

___Chief Financial Officer___
Title

Carol Ann Robenson
Notary Public   exp 03/03/2011

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



TELEMUS INVESTMENT BROKERS, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

DUNLEAVY & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Member of
Telemus Investment Brokers, LLC

We have audited the accompanying statement of financial condition of Telemus Investment Brokers, LLC as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Telemus Investment Brokers, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 30, 2006

TELEMUS INVESTMENT BROKERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	161,655
Receivable from brokers and dealers		121,651
Related party receivable		3,156
TOTAL ASSETS	$	286,462

LIABILITIES AND MEMBER'S CAPITAL

Liabilities		
Accounts payable and accrued expenses	$	9,865
Commissions payable		50,000
Total Liabilities	$	59,865
Member's Capital	$	226,597
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	286,462

The accompanying notes are an integral part of this financial statement.

TELEMUS INVESTMENT BROKERS, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was organized in the state of Delaware on December 3, 2003. The Company is wholly-owned by Telemus Capital Partners, LLC. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities. Operations began in July, 2005.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Managers. The resulting difference between cost and market (or fair value) is included in income.

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times exceeds the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

NOTE 2 - INCOME TAXES

As a limited liability company the Company is treated as a disregarded entity for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Telemus Capital Partners, LLC (the sole member).

NOTE 3 - PROFIT SHARING PLAN

Employees of the Company are included in a deferred compensation and profit sharing plan commonly called a 401(k) plan. The plan is in the name of Telemus Capital Partner, LLC (see Note 4). The Company's contribution to this plan for the year ended December 31, 2005 was $3,506.

NOTE 4 - RELATED PARTIES

As previously mentioned, the Company is wholly-owned by Telemus Capital Partners, LLC (TCP). The Company is also affiliated through common ownership with Telemus Investment Management, LLC and Telemus Wealth Advisors, LLC, both registered investment advisors and Telemus Investment Management, BBP.

The Company has entered into an agreement with TCP, whereby TCP will pay certain expenses on the Company's behalf without anticipated reimbursement. For the year ended December 31, 2005, expenses paid by TCP on the Company's behalf were as follows:

Compensation and related benefits	$166,064
Occupancy	13,823
Communications	12,081
Other	178,429

These amounts are not reflected on the financial statements for the year ended December 31, 2005.

NOTE 5 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet instruments. These financial instruments include exchange traded options, securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers.

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate securities transactions, including the aforementioned transactions, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 5 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENT - (Continued)

Under terms of the agreement the Company is required to maintain a $50,000 deposit with the Clearing Broker/dealer. The deposit is included in receivable from broker/dealers on the statement of financial condition. In addition, the Company is restricted from entering into another agreement for similar services without prior written consent from the Clearing Broker/dealer. Minimum net capital requirement, termination fees, minimum monthly charges and other items are included therein.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 800%. At December 31, 2005 the Company's net capital and required net capital were $223,441 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 27%.